Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Akili Interactive Labs, Inc.	Delaware
Akili Securities Corporation (a wholly owned subsidiary of Akili Interactive Labs, Inc.)	Delaware